

December 30, 2020

Bing Jin
Chief Financial Officer
JOYY Inc.
Building B-1
North Block of Wanda Plaza, No. 79 Wanbo Er Road
Nancun Town, Panyu District
Guangzhou 511442
The People's Republic of China

> **Re: JOYY Inc.**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed April 27, 2020**
> **Form 6-K filed November 17, 2020**
> **File No. 001-35729**

Dear Mr. Jin:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K filed November 17, 2020

Exhibit 99.2
Third Quarter 2020 Operational Highlights, page 1

1. We note that during both the second and third quarters of 2020, the total number of paying users of YY decreased compared to the corresponding periods of 2019. Your disclosures indicate this decline was due to COVID-19 impacts. Please revise future filings and supplementally explain in greater detail how COVID-19 negatively impacted the number of paying users of YY while the average mobile MAUs for YY global live streaming services increased over the same periods.

Form 20-F for the Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Operating Results, page 93

2.   Please revise your future filings beginning with your Form 20-F for the period ended December 31, 2020 to provide updated disclosures about the specific impacts of COVID-19 on your operations, liquidity and capital resources. Please refer to CF Disclosure Guidance: Topic 9A, which is available on the Commission's website.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Haynes Etheredge, Staff Accountant at (202) 551-3424 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology